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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	McGookey, James E.		12/02/02
(Last) (First) (Middle)
	3221 Country Club Lane	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer
			First Citizens Banc Corp (FCZA)		(Check all applicable)
	(Street)				[ ] Director	[X] Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		[ ] 10% Owner	[ ] Other (specify below)
	Huron, Ohio 44839				SVP Legal Counsel
(City) (State) (Zip)
		7.	Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

FORM 3 (CONTINUED)

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common		160		D

	Common		160		I		spouse

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

FORM 3 (continued)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Deri- vative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Se- curity: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

Late Filing-Time delay receiving EDGAR codes and ownership information.

/s/ James E. McGookey	February 6, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.